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                                                                     EXHIBIT (1)



                         CERTIFIED COPY OF BOARD MINUTES



        I, Susan L. Harris, do hereby certify that I am the duly elected and qualified Secretary of ANCHOR NATIONAL LIFE INSURANCE COMPANY, a California corporation (herein this "Corporation"), that attached hereto is a true and correct copy of the minutes of the Board of Directors' meeting of this Corporation held on June 25, 1981 and that such minutes have not been amended or rescinded from the date of their adoption and are in full force and effect on the date thereof.

        IN WITNESS WHEREOF, I have executed this Certificate and affixed the seal of this Corporation this 31st day of March, 1992.



                                    /s/ SUSAN L. HARRIS
                                    ----------------------------------
                                    Susan L. Harris
                                    Secretary

(SEAL)




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                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                    REGULAR MEETING OF THE BOARD OF DIRECTORS

                                  JUNE 25, 1981


        The Regular Meeting of the Board of Directors of Anchor National Life Insurance Company, a company organized and existing under the laws of the state of California, was held at Anchor National Life Plaza, 2202 E. Camelback Road, Phoenix, Arizona, 85016, on Thursday, June 25, 1981, at 9:00 a.m. Mountain Standard Time.

        There were present:

                      Messrs                Edward B. Burr, Chairman
                                            Richards D. Barger
                                            Ernest E. Cragg
                                            Carroll E. Dietle, II
                                            Robert G. Frank
                                            John R. Haire
                                            Stanley P. Hutchison
                                            George P. Kendall, Jr.
                                            Eugene J. Ryan, M.D.
                                            Thomas C. Schaefer
                                            Charles Shafer
                                            William G. Stalnaker
                                            John P. Young, II

constituting the entire board.  Also present was James A. Deer.

        Edward B. Burr, Chairman of the Board of the Corporation, called the meeting to order and presided; Carroll E. Dietle, II, Secretary of the Corporation, acted as Secretary of the meeting.

        The Secretary presented a copy of the Notice of meeting and Proof by Affidavit of Mailing of the Notice to the Directors, both of which, upon motion duly made, seconded and unanimously carried, were ordered filed with the minutes of the meeting.

        Minutes of the Regular Organizational meeting of the Board of Directors held on March 9, 1981, were presented and reviewed, and upon motion duly made, seconded and unanimously carried, were approved. Minutes of the Special meeting of the Board of Directors of April 8, 1981, were presented and reviewed, and upon motion duly made, seconded and unanimously carried, were approved.

        The Chairman of the Executive Committee then reported to the Directors concerning actions taken by that committee at its meetings held on January 15, 1981; February 25, 1981; March 17, 1981; March 30 1981; April 8, 1981; April 14,
1981; April 28, 1981; April 29, 1981; and June 1, 1981. The minutes of those meetings were then presented to the Directors. After discussion, upon motion duly made, seconded and unanimously carried, it was:






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        RESOLVED, that the actions of the Executive Committee taken at its meetings held January 15, 1980; February 25, 1981; March 17, 1981; March 30, 1981; April 8, 1981; April 14, 1981; April 28, 1981; April 29, 1981;
        and June 1, 1981 be and the same are hereby ratified, approved and confirmed.

        Thomas C. Schaefer then presented the Financials for the year to date through May 31, 1981. The Directors then reviewed and discussed these reports, copies of which were ordered annexed to these minutes.

        Mr. Schaefer then reported on the results of the Insurance Department Examination for the three year period ending on December 31, 1980. Mr. Schaefer indicated that the report was expected to be favorable but would include minor reserve adjustments along with offsetting adjustments in tax liabilities.

        The Marketing report was presented by Robert G. Frank and Charles Shafer. Life insurance production volumes were less than budgeted. The launching of the re-entry term product on the first of July was expected to provide strong production results for the second half of the year. It was reported that annuity volumes had been improved by the sales incentive program with strong participation by agents of Anchor National Financial Services and the independent general agents and smaller amounts coming from the New York Stock Exchange member firms.

        It was reported that the Product Development Committee was considering a universal life type product. External sources of administrative support are being considered for the universal life product. An additional delay in the offering of the Interplan product was reported. The SEC filing was to be amended to add a death benefit and the ability to utilize the product in the qualified plan market.

        Charles Shafer reported that Dan Spradling and Greg Hidden were leaving the Regional office Staff to join different mutual funds as wholesalers.

        A report was given on discussions with the American Funds group for joint production of a variable annuity product. Both wrapper and separate account approaches were being discussed.

        A discussion was held regarding the authorization of the officers of the Company to take appropriate steps to establish one or more separate accounts and to issue variable annuities. Upon motion duly made, seconded and unanimously carried the following resolution was adopted:

        WHEREAS, the Company desires to develop and market certain types of variable and fixed annuity contracts which may require registration with the Securities and Exchange Commission pursuant to the various securities laws; and




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        WHEREAS, it may be necessary to take certain actions including, but not limited to, the establishment of separate accounts;

        NOW THEREFORE, BE IT RESOLVED, that the Proper Officers of the Company be, and they hereby are, authorized and directed, to take all necessary steps to issue and sell said variable and fixed annuity contracts; and

        FURTHER RESOLVED, that the Proper Officers be, and they hereby are, authorized to establish one or more separate accounts of this company, in accordance with the California Insurance Code, to provide an investment medium for such variable annuity contracts issued by this Company as may be designated as participating therein. Any such separate account shall receive, hold, invest and reinvest only the monies arising from: (i) premiums, contributions or payments made pursuant to the variable and fixed annuity contracts participating therein; (ii) such assets of the Company as may be deemed suitable for investment in the same manner as the assets received pursuant to (i) under the variable and fixed annuity contracts participating in such separate accounts, or as may be necessary for the establishment of such separate accounts; and
        (iii) the dividends, interest and gains produced by the foregoing; and

        FURTHER RESOLVED, that the Proper Officers of the Company be, and they are, hereby authorized;

        (i) to register the variable and fixed annuity contracts issued or to be issued by the Company under the provisions of the Securities Act of 1933 to the extent that they shall determine that such registration is necessary;

        (ii) to register any such separate accounts with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940 to the extent that they shall determine that such registration is necessary;

        (iii) to prepare, execute and file such amendments to any registration statements filed under the aforementioned Acts (including such pre-effective and post-effective amendments), supplements and exhibits thereto as they may deem necessary or desirable;

        (iv) to apply for exemption from those provisions of the aforementioned Acts as they may deem necessary or desirable and to take any and all other actions which they may deem necessary, desirable, or appropriate in connection with such Acts;




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        (v)    to file the variable and fixed annuity contract participating in any such separate accounts with the appropriate state insurance departments and to prepare and execute all necessary documents to obtain approval of the insurance departments; and

        (vi) to prepare or have prepared and execute all necessary documents to obtain approval of, or clearance with, or other appropriate actions required, of any other regulatory authority that may be necessary; and

        FURTHER RESOLVED, that to facilitate the execution and filing of any registration statement and the remedying of any deficiencies therein by appropriate amendments (including any pre-effective or post-effective amendments) or supplements thereto, any two of the Proper Officers of the Company be, and they hereby are, designated as agents of the Company; and they hereby are authorized and directed to grant a power of attorney on behalf of the Company to such individuals as they may elect by executing and delivering to such individuals, on behalf of the Company, a power of attorney; and

        FURTHER RESOLVED, that in connection with the offering and sale of the fixed and variable annuity contracts in the various States of the United States, any two of the Proper Officers of the Company be and they hereby are, authorized to take any and all such action, on behalf of the Company, as may be required to permit the offering and sale of the fixed and variable annuity contracts in such jurisdictions;

        FURTHER RESOLVED, that the form of any resolutions required by any State authority to be filed in connection with any of the documents or instruments referred to in any of the preceding resolutions be, and the same hereby are, adopted as if fully set forth herein if: (i) in the opinion of the Proper officers of the Company, the adoption of the resolutions is advisable; and ( ii) the Corporate Secretary or any Assistant Secretary of the Company evidences such adoption by inserting into these minutes copies of such resolutions; and

        FURTHER RESOLVED, that any two of the Proper officers of this Company, are hereby authorized to prepare and to execute the necessary documents and to take such further actions as they may deem necessary or appropriate, in their discretion, to implement the purpose of these resolutions.

        Edward B. Burr presented a report on the status of the ANROC project. Mr. Burr reported that there would be a hearing on the Company's request for a zoning variance before the City Council on July 6, 1981.

        Carroll E. Dietle, II, then presented a report on the Camelsquare project. Mr. Dietle reported that final documents had been negotiated and that the closing would take place the next day.




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        John P. Young, II, presented the Investment Committee report. Mr. Young reported on actions taken by the committee at meetings held on February 24, 1981; March 17, 1981; March 19, 1981; April 23, 1981; and May 26, 1981. The
minutes of these meetings were presented to the Directors and upon motion duly made, seconded and unanimously carried, it was:

        RESOLVED, that the actions of the Investment Committee in executing the purchases of general and excess fund investments as reflected in the minutes of the meetings of said committee held February 24, 1981; March 17, 1981; March 19, 1981; April 23, 1981 and May 26, 1981 be and the
        same are hereby ratified, approved and confirmed.

        Mr. Young continued his report with a discussion of the status of the portfolio. Mr. Young then presented the recommendations of the Investment Committee for changes in the approved list of issuers of short term investments. The committee recommended that the approved list of issuers of short term investments be amended by deleting Carter Hawley Hale Credit Corp., RCA Corp., Ford Credit Corp., Engelhard Minerals and Chemicals Corp from the list. The proposed changes were, upon motion duly made, seconded and unanimously carried, approved.

        The Board requested that Mr. Young review guideline 5 of the Investment Guidelines and present a recommendation for its amendment at the next meeting.

        The Real Estate Committee report was presented by Messrs. Dietle, Schaefer and Young. The outlook for the Phoenix real estate market was discussed. A proposed acquisition of several parcels of raw land from the Hahn Brothers Development Company was discussed. It was reported that negotiations had been concluded to clean up difficult areas in the ground lease for the ANROC project. A report was given on the status of the Laughlin, Nevada real estate mortgage investment.

        William G. Stalnaker gave a report on administrative matters. Mr. Stalnaker reported that the design phase of the ANICON project would be completed by October of this year, with completion of the installation phase by fall of 1982. Mr. Stalnaker reported that a relocation committee had been formed to develop an office space plan for the projected occupancy of space in the ANROC project.

        Mr. Stalnaker reported an improvement in the employee matching gift program. Matching gifts under this plan, will be subject to a minimum of $25 and a maximum of $1,000 per year. Mr. Stalnaker further reported that the ASU Center for Executive Development was presenting a series of management workshops to company personnel. Other lower level employee training courses have been developed which include workshops on supervision, letter writing and grammer. The turnover rate for employees has been continuing to improve despite strong competition in the Phoenix market for certain skills.




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        Carroll E. Dietle, II, then presented the General Counsel's report. Mr.
Dietle reported that deliberations on the excess interest issue appeared to be going favorably and that discussions were being conducted to determine the appropriate period for which prospective interest guarantees must be set. Mr. Dietle further reported that the ACLI proposed bill on life company taxation would support our position on excess interest.

        Mr. Dietle then presented the Claims report. The Directors discussed and reviewed this report and ordered copies of the report annexed to these minutes.

        Mr. Dietle reported that in the Florida Power and Light case defendant's motion for a summary judgement had been denied and that the court would shortly rule on the certification of the matter as a class action. Mr. Dietle further reported that in the case Sharon Steel Corp. vs. Chase Manhattan Bank et. al. that a motion for summary judgement had been granted in favor-of plaintiffs and the Company as an intervenor. The award included repayment of principal along with interest on the fund at a rate in excess of the coupon rate. Attorneys fees were not awarded and the issue will be raised in the event of an appeal. Mr. Dietle further reported that the challenge by Western and Southern Life Insurance Company to the California retaliatory tax statutes had been decided by the U.S. Supreme Court. The Court upheld the constitutionality of the statutes.

        Mr. Burr then suggested that it would be appropriate to consider the date for the next meeting. Upon motion duly made, seconded and unanimously carried, it was:

        RESOLVED, that a regular meeting of the Board of Directors shall be held at Anchor National Life Plaza, Camelback at 22nd street, Phoenix, Arizona, 85016, on Thursday, December 10, 1981, at 9:00 a.m. Mountain Standard Time.

        There being no further business to come before the meeting, it was, upon motion duly made, seconded and unanimously carried, adjourned.




               /s/ Carroll E. Dietle
               -------------------------------
               Secretary